UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Underwriting Agreement

On December 9, 2024, MEDIROM Healthcare Technologies Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC (the “Underwriter”), relating to the Company’s public offering (the “Offering”) of 2,860,000 common shares of the Company represented by American Depositary Shares (the “ADSs”) at sale price of $1.75 per ADS, generating gross proceeds of $5,005,000. The Company also granted the Underwriter a 45-day option to purchase up to 429,000 additional ADSs on the same terms and conditions for the purpose of covering any over-allotments in connection with the Offering.

The Company previously filed the form of underwriting agreement as an exhibit to the Company’s registration statement on Form F-1, as amended from time to time (File No. 333- 281771), which was declared effective by the Securities and Exchange Commission on December 9, 2024 (the “Registration Statement”). A copy of the final executed underwriting agreement is furnished as Exhibit 1.1 hereto.

On December 11, 2024, the Company consummated the Offering and issued 2,860,000 ADSs for aggregate net proceeds of approximately $3.8 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the proceeds for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services.

Concurrently with the closing of the Offering, the Company also issued warrants to purchase up to 143,000 ADSs to the Underwriter and its designees, at an exercise price of $2.1875 per ADS (the “Underwriter Warrants”). The Underwriter Warrants are exercisable beginning on June 7, 2025, and expire on December 9, 2029. The form of Underwriter Warrants is included in Exhibit 1.1 hereto.

The foregoing descriptions are not complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, a copy of which is furnished as Exhibit 1.1 hereto, and the Underwriter Warrants, the form of which is included in Exhibit 1.1 hereto.

Issuance of Press Releases

On December 9, 2024, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

On December 11, 2024, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 to this Current Report on Form 6-K.

Other than as indicated below, the information in this report on Form 6-K (including the exhibits hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including Exhibit 1.1 but excluding Exhibits 99.1 and 99.2 hereto) by reference into and as part of the Company’s registration statement on Form S-8 (Registration No. 333-274833), filed with the SEC on October 3, 2023, and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

Forward-Looking Statements Regarding the Company

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,”

“expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated December 9, 2024, between the Company and the Underwriter
99.1	Press release of the Company, dated December 9, 2024
99.2	Press release of the Company, dated December 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer